Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2014	2013
Income from continuing operations before income taxes	$3,242	$3,139
Adjustment for companies accounted for by the equity method	40	23
Less: Capitalized interest	(23)	(20)
Add: Amortization of capitalized interest	18	18
	3,277	3,160
Fixed charges:
Interest and debt expense	197	232
Capitalized interest	23	20
Rental expense representative of interest factor	51	60
	271	312
Total adjusted earnings available for payment of fixed charges	$3,548	$3,472
Number of times fixed charges earned	13.1	11.1